UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTIONS 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Commission File Number: 333-10916-01

Pemex Finance Ltd.

(Exact name of registrant as specified in its charter)

BNP Paribas Bank & Trust

Cayman Limited

P.O. Box 10632APO

3rd Floor, Royal Bank House

Shedden Road

George Town

Grand Cayman

Cayman Islands

Tel: + 345 945 9208

Fax: + 345 945 9210

darren.riley@bnpparibas.ky

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.69% Notes due 2009

8.875% Notes due 2010

9.03% Notes due 2011

10.61% Notes due 2017

9.15% Notes due 2018

Floating Rate Notes, Series A, due 2014

Floating Rate Notes, Series B, due 2014

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)
Rule 12h-6(c) ☒ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.

Pemex Finance Ltd. (“Pemex Finance”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) in September 1999, when it first registered securities under the Securities Act of 1933, as amended (“Securities Act”).

B.

Pemex Finance has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding United States Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this Form 15F. Pemex Finance has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

Pemex Finance last sold securities in the United States in a registered offering under the Securities Act in November 2000 when it issued its 9.03% Notes due 2011 in a registered exchange offer.

Item 3.	Foreign Listing and Primary Trading Market

Not applicable.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

All of the Notes were issued in the form of global securities, which were deposited with, or with a custodian for, The Depository Trust Company (“DTC”). As of February 27, 2009, the number of record holders of the Notes on a worldwide basis was 130, as shown on the position listings furnished to Pemex Finance by DTC.

Item 7.	Notice Requirement

Pemex Finance published a notice, as required by Rule 12h-6(h) under the Exchange Act, of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act in a press release dated March 20, 2009. A copy of the press release is attached as Exhibit 99.1 to this Form 15F. A copy of the press release was submitted to the Commission on Form 6-K, which was filed on March 20, 2009.

Pemex Finance provided the press release to Bloomberg, which disseminated the notice in the United States on March 20, 2009.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.

Not applicable.

PART III

Item 10.	Exhibits

Exhibit 1.1	Form of Notice to Holders.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Pemex Finance Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Pemex Finance Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

PEMEX FINANCE LTD.

	By:	/s/ Eduardo R. Calvo Barbeau
Date: March 20, 2009	Name:	Eduardo R. Calvo Barbeau
	Title:	Director and President

4